UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 SEC FILE NUMBER

001-37931

(Check one): ☐ Form 10-K   ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: March 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

GTY Technology Holdings Inc.
Full Name of Registrant

Former Name if Applicable

1180 North Town Center Drive, Suite 100
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89144
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.   GTY Technology Holdings Inc. (the “Company”) is not able to file its quarterly report on Form 10-Q for the three months ended March 31, 2019 (the “Form 10-Q”) without unreasonable effort or expense. On February 19, 2019, the Company consummated several acquisitions (the “Business Combination”), pursuant to which it (i) acquired each of Bonfire Interactive Ltd., CityBase, Inc., eCivis Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC and (ii) became the parent company of its predecessor entity, GTY Technology Holdings Inc., a blank check company incorporated in the Cayman Islands (“GTY Cayman”).

The Business Combination was accounted for using the acquisition method of accounting under Accounting Standard Codification (“ASC”) 805, Business Combinations, which requires the Company to reflect in its financial statements the allocation of the purchase price paid in the Business Combination to the assets acquired and liabilities assumed, based on their estimated fair values as of the Business Combination closing date. In connection therewith, the Company determined that it needs additional time to complete certain accounting processes related to the Business Combination in order to finalize its first quarter financial statements. The Company anticipates that it will file the Form 10-Q on or before May 15, 2019, which is within the extension period under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harry L. You	(702)	945-2898
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

Yes ☒  No ☐

(3)	It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the three months ended March 31, 2019, the Company expects to report revenue of $8.0 million, which represents a significant change in the results of operations from the financial results reported by GTY Cayman (the Company’s predecessor for SEC reporting purposes) for the corresponding period for the prior fiscal year, due to the completion of the Business Combination on February 19, 2019. Prior to the Business Combination, GTY Cayman was a blank check company with nominal operations. Accordingly, as a result of the Business Combination, the Company’s results will differ significantly from the results of operations reported in GTY Cayman’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018.

GTY Technology Holdings Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 13, 2019	By:	/s/ Harry L. You
	Name:	Harry L. You
	Title:	Chief Financial Officer